February 13, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

Re: Claire’s Stores, Inc.

Form 10-K for the Fiscal Year Ended February 2, 2013

Filed April 3, 2013

Amendment No. 1 to Form 10-K for the Fiscal Year Ended February 2, 2013

Filed April 24, 2013

File No. 333-148108

Dear Mr. Reynolds:

Set out below are the responses of Claire’s Stores, Inc. (the “Company”) to the letter dated January 16, 2014 (the “January 16 Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Company’s Form 10-K for the Fiscal Year Ended February 2, 2013, File No. 333-148108, filed with the Commission on April 3, 2013, as amended by Amendment No. 1 to Form 10-K for the Fiscal Year Ended February 2, 2013, filed with the Commission on April 24, 2013 (as amended, the “Fiscal 2012 10-K”).

The January 16 Comment Letter refers to the Staff’s comment letter dated May 30, 2013, issued in connection with the Staff’s review of the Form S-1 (as amended, the “Claire’s S-1”) filed by Claire’s Inc., the corporate parent of the Company (the “May 30 Comment Letter”). Specifically, the January 16 Comment Letter notes that Comments 9, 12, 13, 18, 23, 25-27, 30-43, and 53 are applicable to the Company’s reports under the Securities Exchange Act of 1934, as amended (the “Company 1934 Act Reports”).

The Company notes that subsequent to the May 30 Comment Letter, Claire’s Inc. filed amendments to the Claire’s S-1 on June 11, 2013, July 19, 2013, and September 6, 2013, and in such amended filings responded to the Staff’s comments from the May 30 Comment Letter, as well as from the Staff letter dated June 28, 2013 (the “June 28 Comment Letter”). In addition, subsequent to the May 30 Comment Letter, the Company has filed quarterly reports on Form 10-Q for its second quarter of Fiscal 2013 (filed August 29, 2013) (the “Q2 10-Q”) and its third quarter of Fiscal 2013 (filed December 5, 2013) (the “Q3 10-Q”), which contained disclosure that was responsive to the Staff’s comments that were applicable to such quarterly reports.

As requested by the January 16 Comment Letter, the Company’s responses below set out in detail how the Company intends to respond to the above-referenced comments from the May 30

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February 13, 2014

Comment Letter, as supplemented by the June 28 Comment Letter and a further Staff letter dated September 19, 2013 (the “September 19 Comment Letter”), in the Company’s Form 10-K for the fiscal year ended February 1, 2014 (the “Fiscal 2013 10-K”)). We note, however, that the Company’s fiscal year just ended on February 1, 2014, and the Company is still in the process of closing its books for the fiscal year and analyzing the results. Therefore, our responses may be subject to change as we complete this review and analysis of Fiscal 2013 financial results, and obtain input from our Board of Directors and outside auditors during our audit/review process.

The numbered paragraphs below correspond to the headings set forth in the May 30 Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.

9.	Please revise to briefly address your holding company structure, the extent to which your operations and management are the same as for your reporting subsidiary, and indicate whether you intend to file separate reports for Claire’s Inc. and Claire’s Stores. In this regard, we note statements on page 23 regarding additional reporting requirements and a strain on resources. Please further clarify the nature and significance of the additional costs given your historical reporting and regulatory compliance.

Response: The Company respectfully submits that it does not believe this comment is applicable to Claire’s Stores 1934 Act Reports. The Company’s parent, Claire’s Inc., is not currently required to file 1934 Act Reports because the Claire’s S-1 has not been declared effective. Therefore, there is currently no separate reporting issue. For clarification, we supplementally advise the Staff that Claire’s Stores files 1934 Act Reports as required under the terms of the Company’s note indentures.

12.	Please revise the discussion of your indebtedness on page five to clearly and concisely summarize your debt. The many details of historical loans, some of which were paid in full, and the multiple defined terms make it difficult to understand the extent of your current indebtedness and obligations coming due in the near to medium term.

Response: The Company had included in the Fiscal 2012 10-K (“Part I – History”) a summary of its outstanding debt. Consistent with the Claire’s S-1, in the Fiscal 2013 10-K, the Company will add to that summary description a table (and related text) setting forth each series name, maturity date and principal amount of the Company’s currently outstanding indebtedness, substantially in the following form:

Note Series	Maturity	Amount (in millions)
9.0% Senior Secured First Lien Notes	2019	$1,140.8	*
6.125% Senior Secured First Lien Notes	2020	210.0
8.875% Senior Secured Second Lien Notes	2019	450.0
7.75% Senior Notes	2020	320.0
10.5% Senior Subordinated Notes	2017	215.9

*	Includes unamortized premium of approximately $ million.

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February 13, 2014

In addition, we have a $115.0 million senior secured revolving credit facility that terminates in 2017 (the “Credit Facility”), [which was undrawn as of August 3, 2013, and a capital lease obligation of approximately $17.3 million.] See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for further information regarding our Credit Facility and Notes.

13.	In addition, please revise to clarify, if true, that you had no indebtedness before your acquisition by Apollo, and that the former credit facility and subsequent indebtedness was incurred primarily to fund Apollo’s acquisition.

Response: Consistent with the Claire’s S-1, the Company will include disclosure in substantially the following form in the description of outstanding debt in “Part I – History” of its Fiscal 2013 10-K:

Our May 2007 acquisition by the Apollo funds was financed by equity contributions from the Apollo funds and through the incurrence by the Company of significant amount of indebtedness under a bank credit facility and senior subordinated notes. At the time of the acquisition, the Company did not have any material indebtedness.

Management’s Discussion and Analysis. . . , page 33

18.	Please revise to further clarify any trends, events and uncertainties as they relate to your business. For example, we note the discussion of increased inventory shrink and an increase in markdowns. Please expand your disclosure on page 36 to address the reason or reasons for these occurrences, if known, and expand your disclosure to address whether you believe increased markdowns and inventory shrink will be a continuing trend in your business. As another non-exclusive example, it is unclear if you anticipate material changes in geographic segments (where you experience different margins) or online sales, and whether such changes would have a material effect on your business and ability to service your debt. Please refer to the SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 at http://www.sec.gov/rules/interp/33- 8350.htm.

Response: The Company respectfully notes to the Staff that its Q2 10-Q and Q3 10-Q contained disclosure responsive to this comment.

Set out below is the revised text included in the Claire’s S-1 under “Fiscal 2012, Fiscal 2011 and Fiscal 2010 – Gross Profit” in the MD&A in response to this comment with respect to Fiscal 2012 compared to Fiscal 2011. Comparable disclosure was also included with respect to the discussion of Gross Profit for the North America and Europe segments. The Company will include substantially similar disclosure in its Fiscal 2013 10-K, as well as comparable disclosure with respect to Fiscal 2013 compared to Fiscal 2012.

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February 13, 2014

In Fiscal 2012, gross profit percentage decreased 10 basis points to 51.4% compared to the prior fiscal year of 51.5%. The decrease in gross profit percentage consisted of an 80 basis point decrease in merchandise margin, partially offset by a 60 basis point decrease in occupancy costs and a 10 basis point decrease in buying and buying-related costs. The decrease in merchandise margin resulted primarily from an increase in markdowns and higher inventory shrink. Markdowns were higher as a result of increased permanent markdowns and increased promotional markdowns in both divisions. Shrink is impacted by numerous factors and was higher in Europe. Markdowns fluctuate based on many factors including the amount of inventory purchased versus the rate of sale and promotional activity. We do not anticipate a significant change in the level of markdowns or shrink that would materially affect our merchandise margin. The decrease in occupancy rate resulted primarily from the leveraging effect of an increase in same store sales.

Net Sales, page 35

23.	We note your discussion of the reasons for the increase in same store sales in the third paragraph of this section. Please revise to discuss the reasons for the increase in same store sales for the 2012-2011 comparison.

Response: In response to this comment, Claire’s Inc. included the following revised disclosure under “Fiscal 2012, Fiscal 2011 and Fiscal 2010—Net Sales” in the MD&A of the Claire’s S-1 with respect to the increase in same store sales in the Fiscal 2012-2011 comparison. The Company will include substantially similar disclosure in its Fiscal 2013 Form 10-K, as well as comparable disclosure with respect to the Fiscal 2013-2012 comparison.

The increase in same store sales was primarily attributable to an increase in average transaction value of             %, partially offset by a decrease in average number of transactions per store of             %.

Liquidity and Capital Resources, page 41

25.	We note the statement on page 42 that you anticipate your cash resources will be sufficient to meet your obligations for at least the next 12 months. Please revise to address both long and short-term liquidity requirements. See Instruction 5 to Item 303(a) of Regulation S-K.

Response: The Company included the following disclosure in its Q3 10-Q in response to this comment, as well as Comment 1 of the September 19 Comment Letter. The Company intends to include comparable disclosure in its 2013 Form 10-K, updated as necessary to reflect the full year results.

We anticipate that cash generated from operations, borrowings under our Credit Facility (as described below), and future refinancings of our indebtedness will be sufficient to allow us to satisfy payments of interest and principal on our indebtedness as they become

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due, to fund new store expenditures, and future working capital requirements in both the next twelve months and over the longer term. However, this will depend, in part, on our future operating performance. Our future operating performance and liquidity, as well as our ability to refinance our indebtedness, may be adversely affected by general economic, financial, and other factors beyond our control, including those disclosed in “Risk Factors…”

26.	We note your disclosure regarding the maximum Total Net Secured Leverage Ratio in the last paragraph of page 42 and your disclosure on the following page that you are in compliance with the covenant in your credit facility. In light of your significant overall debt, please disclose your actual Total Net Secured Leverage Ratio as of the most recent date practicable.

Response: In response to this Comment, as well as Comment 4 of the June 28 Comment Letter, Claire’s Inc. revised the Claire’s S-1 to disclose, and the Company, commencing with its Q3 10-Q, disclosed, the Total Net Secured Leverage Ratio as of the last day of the applicable fiscal period. The Company will include comparable disclosure, in substantially the following form, in its Fiscal 2013 10-K.

The Credit Facility contains customary provisions relating to mandatory prepayments, voluntary payments, affirmative and negative covenants, and events of default; however, it does not contain any covenants that require us to maintain any particular financial ratio or other measure of financial performance except that, when the revolving loans and letters of credit outstanding exceed $15.0 million, we are required to comply with a maximum Total Net Secured Leverage Ratio of 5.5 to 1.0 based upon the ratio of our net senior secured first lien debt to adjusted earnings before interest, taxes, depreciation and amortization for the period of four consecutive fiscal quarters most recently ended. As of February 1, 2014, our Total Net Secured Leverage Ratio was             to 1.0.

27.	In addition, we note the statement that the terms of the debt do not include required financial ratios or other performance measures. Please revise to clarify the material terms of the covenants limiting your ability to engage in “certain” assets, investments, transactions, and so forth. It is unclear, for example, what ability you have to engage in minor, normal course acquisitions or sales.

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February 13, 2014

Response: In response to this comment, Claire’s Inc. revised the “MD&A – Liquidity and Capital Resources” in the Claire’s S-1. The Company will include comparable disclosure, in substantially the following form, in its Fiscal 2013 10-K.

Note Covenants

The Notes contain certain covenants that, among other things, are subject to certain exceptions and other basket amounts. These exceptions and basket amounts are intended to provide the Company flexibility to operate its business in the ordinary course. These covenants restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or distributions on our capital stock, repurchase or retire our capital stock and redeem,- repurchase or defease any subordinated indebtedness;

•	make loans to, or equity investments in, third parties;

•	create or incur liens;

•	create restrictions on the payment of dividends or other distributions to us from our subsidiaries;

•	transfer or sell assets outside of the ordinary course of business;

•	engage in transactions with our affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

Certain of these covenants, such as limitations on our ability to make certain payments such as dividends, or incur debt, will no longer apply if the Notes have investment grade ratings from both of the rating agencies of Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) and no event of default has occurred. Since the date of issuance of the Notes, the Notes have not received investment grade ratings from Moody’s or S&P. Accordingly, all of the covenants under the Notes currently apply to us. None of these covenants, however, require us to maintain any particular financial ratio or other measure of financial performance. As of [last day of applicable fiscal period], we were in compliance with the covenants.

Business, page 56

30.	Please revise your discussion of your “strong financial performance” to provide a more balanced discussion of your business. For example, although you state that you have experienced positive same store sales growth for ten out of the last thirteen quarters through the end of your last fiscal year, it appears that overall same store sales growth has remained roughly the same over the past five years. Furthermore, although you describe positive net sales and adjusted EBITDA trends, your net income decreased by approximately 50% from Fiscal 2011 to Fiscal 2012.

Claire’s Inc. responded to this comment by revising the text in the Claire’s S-1 under the caption “Who We Are” in the Summary and under “Business.” The Company intends to

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include comparable disclosure in its Fiscal 2013 10-K. As indicated above, the Company respectfully notes to the Staff that, as it prepares the Fiscal 2013 Form 10-K, it may review and revise this disclosure; but in a manner consistent with the Staff’s comment.

31.	Please provide the disclosure required by Item 102 of Regulation S-K in this section or where appropriate.

Response: In response to this comment, as well as Comment 6 of the June 28 Comment Letter, Claire’s Inc. revised the Claire’s S-1 to include this disclosure. The Company respectfully notes to the Staff that the disclosure required by Item 102 of Regulation S-K had been included in its Fiscal 2012 Form 10-K, and will be included, in substantially the following form, updated as appropriate, in its Fiscal 2013 10-K.

Properties

Our stores are located in all 50 states of the United States, Puerto Rico, Canada, the Virgin Islands, the United Kingdom, Ireland, France, Spain, Portugal, Belgium, Switzerland, Austria, Netherlands, Germany, Poland, Czech Republic, Hungary, China, Italy and Luxembourg. We lease all of our 3,085 store locations, generally for terms ranging from five to approximately 10 years. Under the terms of the leases, we pay a fixed minimum rent and/or rentals based on a percentage of net sales. We also pay certain other expenses (e.g., common area maintenance charges and real estate taxes) under the leases. The internal layout and fixtures of each store are designed by management and third parties and constructed by external contractors.

Most of our stores in the North America, Europe and China divisions are located in enclosed shopping malls, while other stores are located within central business districts, power centers, lifestyle centers, “open-air” outlet malls or “strip centers.” Our criteria for opening new stores includes geographic location, demographic aspects of communities surrounding the store site, quality of anchor tenants, advantageous location within a mall or central business district, appropriate space availability, and rental rates. We believe that sufficient desirable locations are available to accommodate our expansion plans. We refurbish our existing stores on a regular basis.

The following table sets forth the location, use and size of our distribution, sourcing, buying, merchandising, and corporate facilities as of [August 3, 2013]. The properties are leased with the leases expiring at various times through 2030, subject to renewal options.

Location	Use	Approximate Square Footage
Hoffman Estates, Illinois	Global and Division management and distribution center	538,000	(1)
Birmingham, United Kingdom	Division management and distribution center	126,552	(2)
Pembroke Pines, Florida	Accounting	36,000
Shanghai, China	Division management	11,005
Hong Kong	Sourcing and buying	10,400
Paris, France	Field support	5,900	(3)
Madrid, Spain	Field support	2,700	(3)

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February 13, 2014

(1)	On February 19, 2010, we sold the Property to a third party. Contemporaneously with the sale of the Property, we entered into a lease agreement that provides for (a) an initial expiration date of February 28, 2030 with two (2) five (5) year renewal periods, each at our option, and (b) basic rent of $2.1 million per annum (subject to annual increases). This transaction is accounted for as a capital lease. Prior to February 19, 2010, we owned central buying and store operations offices and the North America distribution center located in Hoffman Estates, Illinois (the “Property”) which is on approximately 28.4 acres of land. The Property has buildings with approximately 538,000 total square feet of space, of which 371,000 square feet is devoted to receiving and distribution and 167,000 square feet is devoted to office space.
(2)	Our subsidiary, Claire’s Accessories UK Ltd., or “Claire’s UK,” leases distribution and office space in Birmingham, United Kingdom. The facility consists of approximately 23,900 square feet of office space and approximately 102,600 square feet of distribution space. The lease expires in December 2024, and Claire’s UK has the right to assign or sublet this lease at any time during the term of the lease, subject to landlord approval. The Birmingham, United Kingdom distribution center currently services our owned stores in Europe.
(3)	We maintain our human resource and select operating functions for these countries at these facilities.

In addition, we have contracted a third party vendor in Hong Kong to provide distribution center services for our franchise stores.

Our Competitive Strengths, page 57

32.	Please revise here and page 63 to clarify the principal methods of competition, the positive and negative factors pertaining to your competitive position, and provide balanced disclosure clarifying, for example, your “flexible growth capital expenditure initiatives,” “relatively lower seasonality” and “relatively strong inventory turnover.”

Response: In response to this comment, as well as Comment 5 to the June 28 Comment Letter, Claire’s Inc. revised the Claire’s S-1 to include the following disclosure. The Company will include substantially similar disclosure in its Fiscal 2013 10-K. As indicated above, the Company respectfully notes to the Staff that, as it prepares the Fiscal 2013 Form 10-K, it may review and revise this disclosure; but in a manner consistent with the Staff’s comment.

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February 13, 2014

New introduction to “Competitive Strengths”:

Our Competitive Strengths

We have various competitive strengths that we believe have allowed us to operate successfully in many different global markets, as demonstrated by our ability over the past eight years to double the number of countries in which we operate to [43] countries as of [August 3, 2013]. We compete primarily on price, shopping experience, and merchandise assortment. Although we believe we have many competitive strengths, we recognize that we face competitive challenges, including the fact that large value retailers, department stores and some teen retail stores may have substantially greater financial, marketing, and other resources, and devote greater resources to the marketing and sale of their merchandise than we do.

Addition to “Our Competitive Strengths-Attractive Unit Economics with Strong cash Flow”:

We are significantly leveraged, with a total debt including our capital lease obligation of approximately [$2.35 billion as of August 3, 2013]. As a result, a large portion of our cash flow is devoted to our debt service obligations. In addition, as of [August 3, 2013], we had a total accumulated deficit of [$648.1 million], primarily as a result of non-cash goodwill impairment charges in Fiscal 2008.

Although our capital growth expenditure initiatives are flexible, we must make decisions regarding fair market rent of real estate properties within the countries that we operate in advance of entering into a new five to ten year lease or renewing an existing lease. Also, although we have relatively low seasonality, our business fluctuates according to changes in consumer preferences. Approximately 30% of our net sales typically occur in the fourth quarter, with the remaining 70% spread relatively evenly over the remaining three quarters. We have several peak selling periods in addition to Christmas, such as back-to-school, and a significant number of other holidays across the globe not necessarily applicable to other retailers, which we believe contribute to our relatively lower seasonality. If we are unable to anticipate, identify and react to changing styles and trends, we may need to rely on markdowns or promotional sales to dispose of excess or slow moving inventory from time to time.

Addition to “Competition”:

We compete primarily on price, shopping experience, and merchandise assortment. Although we believe we have many competitive strengths, we recognize that we face competitive challenges, including the fact that large value retailers, department stores and some junior retail stores have substantially greater financial, marketing, and other resources, and devote greater resources to the marketing and sale of their merchandise than we do.

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February 13, 2014

We believe we do not have a direct competitor of scale that focuses purely on our product categories. As a result, we believe we are highly differentiated from other teen apparel players and benefit from meaningful margins, in addition to having a significant international presence.

Management, page 64

33.	We note the statement on page 66 that you intend to avail yourself of the “controlled company” exception under the NYSE rules. Please revise to identify all relevant requirements and any actions you intend to take to comply with them.

Response: The Company respectfully submits that it does not believe this comment is applicable to the Company 1934 Act Reports. The Company is privately held.

34.	We note from your disclosure under Composition of Board of Directors on page 66 that your governing documents will provide for a classified board of directors. Please revise the table in this section to state the expected term of office of each director, as required by item 401(a) of Regulation S-K.

Response: The Company respectfully submits that it does not believe this comment is applicable to the Company 1934 Act Reports. The Company is privately held and does not have a classified board of directors.

35.	Please indicate in your tabular disclosure that Mr. Fielding is also a director, as stated in your subsequent description of his business experience.

Response: Consistent with the revised disclosure in the Claire’s S-1, the Company will indicate in its tabular list of directors and officers in its Fiscal 2013 10-K the fact that Mr. Fielding is: “Chief Executive Officer, Director”

36.	Please revise your disclosure to briefly describe the principal business of the various companies described in the descriptions of business experience provided in this section. Furthermore, please provide the start and end months and years for each position described. Please see Item 401(e)(1) of Regulation S-K.

Response: In response to this comment, as well as Comment 7 of the June 28 Comment Letter, Claire’s Inc. revised the disclosure of the biographical information of its directors and executive officers in the Claire’s S-1. The Company will include comparable disclosure in its Fiscal 2013 10-K, updated as appropriate.

37.	Please revise your disclosure in this section to clarify which named executive officers’ bonuses were determined using the goals in the table on page 72. For example, it is unclear what “internal plan targets” or other goals were used for Mr. Fielding. And it is unclear if the Fiscal 2012 North America Division and Targeted Performance Goals applied to Ms. Lafon.

Securities and Exchange Commission

February 13, 2014

Response: In response to this comment, Claire’s Inc. revised the disclosure in the Claire’s S-1. Although the Company’s Fiscal 2013 10-K will not include a discussion of Fiscal 2012 compensation, it will prepare the Fiscal 2013 CD&A with a similar amount of detail and otherwise in a manner responsive to this comment.

38.	In addition, you do not appear to address the determination of Mr. Conroy’s and Mr. Friedman’s annual performance bonus or lack thereof. Please revise your discussion as appropriate.

Response: The Company respectfully notes that this comment is not applicable to its Fiscal 2013 10-K since Mr. Conroy and Mr. Friedman left the Company in 2012, so neither person is a “named executive officer” in Fiscal 2013.

Employment Arrangements with our Executive Officers, page 77

39.	Please revise your general description of Ms. Lafon’s employment contract to discuss the duration of the agreement.

Response: In response to this comment, Claire’s Inc. revised the description of Ms. Lafon’s employment agreement in the Claire’s S-1 as follows. The Company will include substantially similar disclosure in its Fiscal 2013 10-K.

Beatrice Lafon

General. Effective October 3, 2011, we entered into an employment agreement with our President of Europe, Beatrice Lafon, containing the following terms: a base salary of £380,000; and a bonus opportunity in accordance with the terms and conditions of the Company’s bonus plan. Ms. Lafon purchased 5,000 shares of common stock of Parent at a purchase price of $10.00 per share, and in return for such investment received a Management Investment Option to purchase an equal number of fully-vested shares of common stock of Parent at an exercise price of $10.00 per share. This matching option vests in two equal installments, 12 months and 24 months, respectively, after the date of issue. Ms. Lafon also has the right to purchase an additional 25,000 shares of common stock of Parent at a purchase price of $10.00 per share. This right expires April 30, 2014 (or upon termination of employment) and any exercise would be accompanied by a similar matching option. Ms. Lafon is entitled to expense reimbursement and other customary employee benefits, as well as relocation, and temporary housing expenses. Ms. Lafon has agreed not to engage in competitive and similar activities or solicit customers or clients until one year following her termination of employment or the date of the commencement of any garden leave, and her agreement provides for customary protection of confidential information and intellectual property. Ms. Lafon’s employment agreement continues until either Ms. Lafon on the Company terminates her employment in accordance with the agreement.

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Severance Compensation. Pursuant to Ms. Lafon’s employment agreement, either Ms. Lafon or the Company may provide the other with a notice of termination, giving the other party 12 months’ written notice. Once notice is received, regardless of by whom it is provided, pursuant to the above, the Company may, at its sole discretion, require her to serve on “garden leave” during which her involvement with the Company’s affairs would generally be partially or completely limited. During any period of “garden leave,” the Company would remain obligated to continue Ms. Lafon’s compensation and benefits, and Ms. Lafon would remain obligated not to accept other employment or otherwise compete with the Company. Alternatively, the Company may terminate the agreement with immediate effect and without any payment if Ms. Lafon commits gross negligence or a number of other serious breaches of her obligations, as outlined in the agreement.

40.	It is unclear why you have not provided a general description of Mr. Brodin’s employment arrangement, similar to what you have provided for the other named executive officers. Furthermore, you do not appear to have filed exhibits relating to his February 2008 employment arrangement or the May 2010 amendment thereto. Please advise, or revise the registration statement as appropriate.

Response: The Company advises staff that, subsequent to the May 30 Comment Letter, the Company entered into an employment agreement with Mr. Brodin formalizing his employment arrangements. This event was disclosed in, and the agreement was filed as an exhibit to, a Form 8-K filed by the Company on July 3, 2013. In addition, Claire’s Inc. revised the Claire’s S-1 to include the following description of such employment agreement. The Company will include substantially similar disclosure in its Fiscal 2013 10-K.

J. Per Brodin

General. Effective June 28, 2013, we entered into an employment agreement with our Global Executive Vice President and Chief Financial Officer, J. Per Brodin, containing the following terms: a base salary of $555,000; a bonus opportunity of 100% of base salary for achievement of target level of performance, with the opportunity to earn more or less than that for achievement above or below target; and eligibility to receive option grants as determined by the Company’s compensation committee. Mr. Brodin is entitled to expense reimbursement and other customary employee benefits. Mr. Brodin has agreed not to engage in competitive and similar activities or solicit customers or clients until the later of one year following his termination of employment or the end of the period during which he is entitled to severance pay, and his agreement provides for customary protection of confidential information and intellectual property. The agreement sets forth a one-year term (terminating on June 30, 2014) and automatic renewal for successive one-year periods unless either Mr. Brodin or the Company provides notice of non-renewal.

Securities and Exchange Commission

February 13, 2014

Severance Compensation. Pursuant to his employment agreement Mr. Brodin is entitled to specified severance compensation in the event of a termination of employment by the Company without cause, termination following a non-renewal of the employment agreement by the Company or by Mr. Brodin for good reason. In any case, subject to execution of a release of claims, Mr. Brodin is entitled to continued payments of base salary for a 12-month period following such date of termination, subject to reduction for amounts earned from other employment during the 12-month period. Mr. Brodin is also entitled to reimbursement for premiums for continued health benefits for the length of the severance period. Upon such a termination, Mr. Brodin will generally be entitled to exercise vested options for a 90-day period, unless they would have otherwise expired earlier.

Upon termination of employment because of death or disability, Mr. Brodin (or his estate) will be entitled to an annual performance bonus, prorated for the period of employment during the year, based on actual performance of the Company for the year of termination. Time options that are not exercisable as of the date of termination because of death or disability and performance options with respect to which performance goals have been achieved will vest pro-rata based on the portion of the option which would have vested on the next vesting date and the number of days of employment since the most recent vesting date, and options which are exercisable as of such date will generally remain exercisable for 180 days, unless they would have otherwise expired earlier.

Upon any other termination, other than for cause, stock options that are not exercisable as of the date of termination will expire, and options which are exercisable as of such date will generally remain exercisable for a 90-day period, unless they would otherwise expire earlier.

Securities and Exchange Commission

February 13, 2014

Certain Relationships, page 88

41.	Please revise to clarify the material terms of the identified transactions. For example, please revise to clarify the number or percentage of your directors that affiliates have the right to nominate pursuant to the Stockholders Agreement. As another non-exclusive example, please revise to clarify how the additional Sponsors fee is calculated and explain the purpose of that fee.

Response: In response to this comment, Claire’s Inc. revised the section captioned “Certain Relationships and Related Party Transactions” in the Claire’s S-1. The Company will reflect such revisions in its Fiscal 2013 10-K. However, the Company respectfully notes that for purposes of its Fiscal 2013 10-K, the Company will only disclose related party transactions from the beginning of Fiscal 2013, or contemplated as of the filing date, and will omit a description of transactions that were intended to be effected upon completion of Claire’s Inc.’s initial public offering, which remains pending. The revised disclosure will be substantially as follows:

Management Fee

The Company is party to a management services agreement with the Managers, which are Apollo Management and Tri-Artisan Capital Partners, LLC, or Tri-Artisan, a member of one of the co-investment vehicles managed by Apollo Management, which continues until May 29, 2017 unless terminated. Under this management services agreement, Apollo Management and Tri-Artisan agreed to provide us certain investment banking, management, consulting, and financial planning services on an ongoing basis for a fee of $3.0 million per year. Apollo Management receives $2,615,449 of this annual fee and Tri-Artisan receives $384,551. Rohit Manocha, one of our directors, is a co-founding Partner of Tri-Artisan. Under this management services agreement, Apollo Management also agreed to provide us with certain financial advisory and investment banking services from time to time in connection with major financial transactions that may be undertaken by us or our subsidiaries in exchange for fees customary for such services after taking into account expertise and relationships within the business and financial community of Apollo Management. Under this management services agreement, we also agreed to provide customary indemnification.

Stockholders Agreement

The Apollo Funds and the Company have entered into a stockholders agreement that sets forth applicable provisions relating to the management and ownership of the Company and its subsidiaries, including the right of Tri-Artisan (a co-investment vehicle managed by Apollo Management’s co-investment vehicles) to appoint one of the members of the Company’s Board of Directors and the right of Apollo Management to appoint the remaining members of the Company’s Board of Directors.

6.125% Senior Secured First Lien Note Offering

In March 2013, Claire’s Stores issued and sold $210.0 million aggregate principal amount of its 6.125% Senior Secured First Lien Notes due 2020 in a private offering. Apollo Global Securities, LLC was an initial purchaser of $10.5 million aggregate principal amount of the notes and received commissions of approximately $0.2 million.

7.750% Senior Notes Offering

In May 2013, Claire’s Stores issued and sold $320.0 million aggregate principal amount of its 7.750% Senior Notes due 2020 in a private offering. Apollo Global Securities, LLC was an initial purchaser of $16.0 million aggregate principal amount the notes and received commissions of approximately $0.2 million.

Securities and Exchange Commission

February 13, 2014

42.	Please revise to quantify the amount of 9% and 6.125% notes purchased by Apollo and Morgan Joseph TriArtisan.

Response: Please see the response to Comment 41 above.

43.	We note disclosure about the exclusive forum for derivative and other actions. Given lawsuits challenging the validity of choice of forum provisions in certificates of incorporation, please disclose that it is possible that a court could rule that your provision is inapplicable or unenforceable. Please provide separate risk factor disclosure.

Response: The Company respectfully submits that it does not believe that this comment is applicable to the Company 1934 Act Reports. The Company is privately held.

Claire’s Stores Inc. Form 10-K for the Fiscal Year Ended February 2, 2013, as Amended

53.	Please revise to conform to any changes made to the Form S-1 as applicable.

Response: The Company had included text in its Q2 10-Q and Q3 10-Q that was responsive to the Staff’s comments applicable to such filings (Comments 18 and 25-27), and as discussed above, will include in its Fiscal 2013 10-K, disclosure that is responsive to each of the comments raised by the Staff in its review of Claire’s Inc.’s S-1 that are applicable to a Form 10-K.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to a filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration. We are available to discuss this matter further with you at your convenience.

Very truly yours,

/s/ Rebecca R. Orand
Rebecca R. Orand Senior Vice President and General Counsel

cc:	Morgan, Lewis & Bockius LLP KPMG, LLP